UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 38)*

Republic First Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

760416107

(CUSIP Number)

George E. Norcross, III

218 Royal Palm Way, Suite 200

Palm Beach, Florida 33480

(561) 500-4600

With a Copy to:

H. Rodgin Cohen

Mitchell S. Eitel

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

212-558-4000

(Name, address and telephone number of person authorized to receive notices and communications)

August 29, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760416107

SCHEDULE 13D

1	Names of Reporting Persons George E. Norcross, III
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 746,122
	8	Shared Voting Power 0
	9	Sole Dispositive Power 746,122
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 746,122 (1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 1.1%(2)
14	Type of Reporting Person (See Instructions) IN

(1)

The Reporting Person is reporting on this Schedule 13D as a member of a “group” with the other Reporting Persons. The group beneficially owns 6,984,343 shares of Common Stock owned by all of the Reporting Persons in the aggregate, representing approximately 9.95% of the outstanding shares of Common Stock. See Item 5 of this Schedule 13D.

(2)

For purposes of calculating beneficial ownership percentages in this statement on Schedule 13D, the total number of shares of Common Stock outstanding as of August 3, 2023 is 70,183,407, as reported by the Issuer in its Current Report on Form 8-K, filed with the SEC on August 7, 2023.

CUSIP No. 760416107

SCHEDULE 13D

1	Names of Reporting Persons Philip A. Norcross
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 497,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 497,000
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 497,000 (1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.7%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107

SCHEDULE 13D

1	Names of Reporting Persons Gregory B. Braca
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 511,659
	8	Shared Voting Power 0
	9	Sole Dispositive Power 511,659
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 511,659 (1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.7%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107

SCHEDULE 13D

1	Names of Reporting Persons Alessandra T. Norcross
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 2,614,781
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,614,781
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,614,781 (1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 3.7%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107

SCHEDULE 13D

1	Names of Reporting Persons Alexander S. Norcross
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 2,614,781
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,614,781
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,614,781 (1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 3.7%(2)
14	Type of Reporting Person (See Instructions) IN

This Amendment No. 38 (“Amendment No. 38”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 31, 2022, as amended prior to the date of this Amendment No. 38 (the “Original Schedule 13D”) as specifically set forth herein (as so amended, the “Schedule 13D”). Except as provided herein, each Item of the Original Schedule 13D remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended to replace the last four paragraphs of this item, as amended by the Schedule 13D/A filed on August 8, 2023, with the following:1

On August 7, as set forth in Schedule A, George E. Norcross, III acquired 71,550 shares of Common Stock through a broker on the open market for a total of approximately $69,991.64. The source of funds for such purchases was personal funds.

On August 7 and August 8, as set forth in Schedule A, Philip A. Norcross, acting through an individual retirement account for his benefit, acquired 47,000 shares of Common Stock through a broker on the open market for a total of approximately $44,494.90. The source of funds for such purchases was funds held in such account.

On August 7 and August 8, as set forth in Schedule A, Gregory B. Braca acquired 49,275 shares of Common Stock through a broker on the open market for a total of approximately $48,620.49. The source of funds for such purchases was personal funds.

On August 7 and August 8, as set forth in Schedule A, Alessandra T. Norcross acquired 252,450 shares of Common Stock through a broker on the open market for a total of approximately $249,106.57. The source of funds for such purchases was personal funds.

On August 7 and August 8, as set forth in Schedule A, Alexander S. Norcross acquired 252,450 shares of Common Stock through a broker on the open market for a total of approximately $246,583.06. The source of funds for such purchases was personal funds.

Item 4.	Purpose of the Transaction.

Item 4 of the Original Schedule 13D is hereby amended to add the following immediately prior to the last paragraph of this item:

The Reporting Persons are participating in discussions with the Issuer and others with regard to a direct equity investment and a broader capital raising transaction, where the investment could potentially be in connection with a broader transaction involving the Company. Although discussions are still in preliminary, exploratory stages, the Reporting Persons expect that such a transaction could provide for the resolution of pending litigation involving the Issuer and members of the Group and the Reporting Person’s proxy solicitation efforts. Further, the Reporting Persons expect such a transaction would provide for changes to the Issuer’s governance arrangements, including Board of Directors representation by the Group, and could include reimbursement of certain expenses of the Group. Additional arrangements would need to be negotiated and agreed to and reflected in the definitive transaction agreements. The consummation of any such transaction would be subject to customary closing conditions, including applicable corporate and regulatory approvals, and the satisfaction of applicable interim operating covenants.

[1]

The Schedule 13D/A filed by the Reporting Persons on August 8, 2023 incorrectly labeled the 71,550 shares purchased by George E. Norcross, III as being purchased by Alexander S. Norcross. This Schedule 13D/A filing reflects that George E. Norcross, III purchased 71,5000 shares on August 7 and Alexander S. Norcross purchased 252,450 shares on August 7 and August 8. The number of shares purchased by Philip A. Norcross, Gregory B. Braca and Alessandra T. Norcross were properly reported and remain unchanged in this Schedule13D/A filing. Additionally, the total number of shares of Common Stock owned by the Reporting Persons in the aggregate remains unchanged at 6,984,343 shares.

The foregoing potential transaction remains subject to due diligence, negotiation of terms and execution of definitive documents, and the Reporting Persons give no assurance that any such transaction will be entered into, or as to the timing of any such transaction or steps toward a transaction. The Reporting Persons cannot predict the Issuer’s or any other party’s response to the proposed transaction terms described above, and there can be no assurances as to how the terms of such proposed transaction may be supplemented or revised or what further actions would be taken by the Reporting Persons. Each Reporting Person reserves the right to take actions and make proposals other than as described in this Item 4.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and 5(c) of the Original Schedule 13D are hereby amended and restated as follows:

(a) The Reporting Persons may be deemed to beneficially own 6,984,343 shares of Common Stock or approximately 9.95% of the outstanding shares of Common Stock, which percentage was calculated based upon 70,183,407 shares of Common Stock outstanding as of August 3, 2023 as reported by the Issuer in its Current Report on Form 8-K, filed with the SEC on August 7, 2023. Specifically, each Reporting Person beneficially owns such number of shares of Common Stock and such percentage of the outstanding Common Stock as reflected on Items 11 and 13 of the applicable cover page to this Statement.

(c) Except as set forth on Schedule A attached hereto, none of the Reporting Persons has engaged in transactions in shares of Common Stock (or securities convertible into, exercisable for or exchangeable for Common Stock) since the filing of the Original Schedule 13D.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2023

George E. Norcross, III

By:	/s/ George E. Norcross, III

Phillip A. Norcross

By:	/s/ Philip A. Norcross

Gregory B. Braca

By:	/s/ Gregory B. Braca

Alessandra T. Norcross

By:	/s/ Alessandra T. Norcross

Alexander S. Norcross

By:	/s/ Alexander S. Norcross

SCHEDULE A

Transactions in the Common Stock of the Issuer Since the Filing of the Original Schedule 13D

The following table sets forth all the transactions in the Common Stock of the Issuer effected since the filing of the Original Schedule 13D by the Reporting Persons. Except as otherwise noted, all such transactions were effected in the open market through brokers.

George E. Norcross, III

Trade Date	Shares Acquired (Disposed)	Price Per Share ($)
8/7/2023	71,550	$0.978

Philip A. Norcross

Trade Date	Shares Acquired (Disposed)	Price Per Share ($)
8/7/2023(5)	47,000	$0.947

Gregory B. Braca

Trade Date	Shares Acquired (Disposed)	Price Per Share ($)
8/7/2023	27,439	$0.976
8/8/2023	21,836	$0.977

Alessandra T. Norcross

Trade Date	Shares Acquired (Disposed)	Price Per Share ($)
8/7/2023	140,354	$0.976
8/8/2023	112,096	$0.977

Alexander S. Norcross

Trade Date	Shares Acquired (Disposed)	Price Per Share ($)
8/7/2023	101,227	$0.978
8/8/2023	151,223	$0.977

(5)	Indicates transaction effected through individual retirement account for the benefit of Philip A. Norcross.